UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES KEY ACCOMPLISHMENTS AT YAKUTUGOL AND ITS SUBSIDIARY ELGA COAL
COMPLEX

Neryungri, Sakha Republic (Yakutia), Russia – August 29, 2011 – Mechel OAO
(NYSE: MTL), one of the leading Russian mining and metals companies, announces reaching full production capacity at the Nerungrinskaya  processing plant of
Yakutugol Holding Company OAO and gives an update on the construction of Elga
Coal Complex.
In July, Yakutugol Holding Company OAO’s Nerungrinskaya washing plant processed
783,000 tonnes of coking coal and produced 536,000 tonnes of concentrate and
197,000 tonnes of middlings. This is the highest monthly result the plant achieved in its 26-year history. These results were made possible by the well-coordinated work of the plant’s team, as well as the plant reaching its full production capacity.
The Company achieved more success in construction of Elga Coal Complex, a subsidiary of Yakutugol Holding Company OAO. Sakha Republic’s Agency for Use of
Mineral Resources gave permission to launch the first stage of the open pit development at the Elga deposit. Separately, construction of the Ulak-Elga railway link was completed up to the 209 km point ahead of schedule. A coal reloading facility at this site will allow the company to ensure shipments of
Elga coal by trucks until the railway is completed. This represents another critical milestone toward development of the coal deposit which is Mechel’s largest project for producing coking coal.
As previously announced, annual production capacity at Elga Coal Complex will reach 27 million tonnes by 2021 according to the subsoil license’s conditions.
With that production volume, the saleable production at Elga is expected to be over 8 million tonnes of high-quality coking coal concentrate, some 5 million tonnes of steam coal concentrate which is produced from oxidized coal, and some
6 million tonnes of middlings, which are a by-product of the coking coal washing process and are used for the power industry’s needs.
According to the IMC-reviewed mine plan, by 2030 and beyond, when deeper seams are mined at the Elga open pit, the same annual run-of-mine production volume is expected to yield over 11.5 million tonnes of  coking coal concentrate. The larger amount of coking coal concentrate from the same run-of-mine production will be achieved due to the natural decrease in the share of oxidized coal which lies closer to the surface.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies operating in four segments:
mining, steel, ferroalloys and power. Mechel's operations produce coal, iron ore concentrate, crude steel, rolled steel, ferroalloys, value-added downstream metal products as well as electric and heat power. Mechel markets its products both domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 29, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO